June 12, 2014

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Actavis plc

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 25, 2014

Form 10-Q for the Quarterly Period Ended March 31, 2014

Filed May 5, 2014

File No. 000-55075

Dear Mr. Rosenberg:

We are writing in response to the comment letter dated May 29, 2014 submitted to Actavis plc from the Division of Corporate Finance (the “Staff”) regarding Actavis plc’s February 25, 2014 Form 10-K filed for the year ended December 31, 2014 and our May 5, 2014 Form 10-Q filed for the three months ended March 31, 2014. For your convenience, the Staff’s initial comments are included below in bold.

Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to the Consolidated Financial Statements

Note 15 – Income Taxes, page F-59

1. Please tell us why you continue to reconcile effective income tax rate using the U.S. federal statutory rate as a starting point for 2013, even though you were re-domiciled in Ireland during 2013.

Response

As noted by the Staff, the Company re-domiciled from the United States to Ireland during 2013. However, the Company remains a domestic filer and not a foreign private issuer. Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740 “Income Taxes” (“ASC 740”) section10-50 contains a requirement for public entities to disclose a reconciliation of their effective income tax rate. ASC 740 section 10-50-12 states specifically that this required income tax disclosure include a reconciliation of a Company’s effective tax rate “to the amount of income tax expense that would result from applying domestic federal statutory rates to pretax income from continuing operations”.

ASC 740 does not specifically define what the domestic statutory rate should be. SEC Regulation S-X 4-08(h)(2) (“S-X 4-08”) states that, “…in the event of a foreign (non-US) filer, the non-US rate of the entity’s country of domicile should normally be used”. While the Company is not a foreign private issuer, the Company also considered the guidance in Staff Accounting Bulletin Topic 6I.5 which recognizes a Registrant’s ability, in certain circumstances, to select a rate that is responsive to the circumstances in order to provide improved disclosure. The Company determined that there were several factors that we believe weigh in favor of reconciling to the US federal statutory rate instead of the approach recommended in S-X 4-08, including (i) the concentration of the Company’s operations in the United States (“US”), (ii) the relevance of a reconciliation to the U.S. federal statutory rate to investors and other end users of the Company’s financial statements, (iii) the use of a consistent base rate which facilitates useful historical comparisons between periods and (iv) several other filers who have done similar transactions (“peers”) and follow a similar approach, thus facilitating comparisons across the Company’s peer group.

We believe that using the US statutory tax rate as our starting point in the effective tax reconciliation is appropriate and provides greater clarity and transparency to our financial statement users. Subsequent to the re-domiciliation, the Company’s US operations continue to provide the most significant contribution of revenue and pre-tax book income to the Company. The Company disclosed in Note 17, Segments, that the Americas, which consist primarily of the US, generated $6.1 billion, or 71%, of our total $8.5 billion in net product sales during 2013. In addition, as disclosed in Note 15, Income Taxes, the US income before taxes was $637.2 million while non-US entities generated a loss of $1,275.6 million. As a result, the US operations account for the largest single portion of the Company’s overall income tax provision.

We also noted that diversity in practice exists with respect to other registrants with a similar profile and noted that several similar domestic registrants domiciled outside of the US also reconciled their effective tax rate starting with the US statutory rate. Warner Chilcott plc, a predecessor Company of Actavis plc, also had similar disclosures prior to their acquisition by the Company.

Based on these factors, the Company has determined that using the US federal statutory rate as a basis for reconciliation of the Company’s effective income tax rate provides for greater transparency for financial statement users and is consistent with the principles of the existing guidance under ASC 740. Furthermore, reconciliations based on the Irish rate would provide less relevant information to investors, as it would not provide for useful historical comparisons within the Company nor provide transparency into the true components of the Company’s tax provision. The Company plans on consistently applying this determination in future periods as long as the Company’s geographical mix of operations remains similar.

2. Refer to the effective tax rate reconciliation. We note the significant swings in line items non-US rate differential, non-US intangible amortization and non-US impairments. In that regard, please tell us the reasons behind these swings so we can better understand their impact on your effective tax rate.

Response

The impact of the non-US rate differential, non-US intangible amortization and non-US impairments on the Company’s effective tax rate is dependent on the mix of pre-tax book income or loss between jurisdictions, the overall level of pre-tax book income and the impact of non-recurring pre-tax items. During 2013, the Company incurred a pre-tax book loss of ($638.4) million vs. book income of $245.1 million in 2012 and thus the comparability of the percentages disclosed in the table in Note 15 is impacted. In addition, as a result of our recent acquisitions, the mix of income or loss between jurisdictions resulted in a greater portion of our overall earnings taxed at rates lower than the US federal statutory rate during 2013 as compared to 2012.

The variance in the line item for non-US impairments was primarily due to a significant goodwill impairment recorded during December 31, 2013. As disclosed in Note 12 — Goodwill, Product Rights and Other Intangible Assets, during the year ended December 31, 2013 the Company recorded an impairment of the Actavis Pharma — Europe reporting unit of $647.5 million, representing primarily all the goodwill allocated to this reporting unit. This impairment was non-deductible for tax purposes and resulted in a detriment to the effective tax rate and there were no such comparable items in the prior years.

The non-US rate differential and non-US intangible amortization year-over-year changes are primarily driven by the following:

•	As described in Note 4 – Acquisitions and other agreements, on November 1, 2012 the Company closed the acquisition of Actavis Group and recorded significant intangible assets as a result. Therefore, the effective tax rate for 2012 included only two months of non-US amortization and earnings of the Actavis Group business compared with 2013, which included a full twelve months of such activity. Actavis Group’s non-US earnings and amortization of the intangibles created at acquisition are generally taxed at rates lower than the US statutory rate.

•	As described in Note 4 – Acquisitions and other agreements, on October 1, 2013, the Company closed the acquisition for Warner Chilcott and recorded significant intangible assets. As a result, the 2013 effective tax rate includes three months of Warner Chilcott non-US earnings and amortization which are generally taxed at rates lower than the US statutory rate with no comparable amount in the prior periods.

In future filings, the Company will include additional disclosure in connection with the rate reconciliation table to provide context as to any material changes in line items period over period.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

3. During the first quarter of 2014 earnings call on April 30, 2014, we note you plan to spend over a billion dollars in research and development during 2014, which is a significant increase over the amount you recorded as research and development expenses for the year ended December 31, 2013. Please tell us the critical aspects of the plan and the expected effect of the plan on future results of operations and financial position.

Response

During our first quarter earnings call on April 30, 2014, we responded to a question regarding the role of research and development at Actavis after the close of our proposed transaction with Forest Laboratories Inc. (“Forest”). In this regard, we note our response of anticipated spending of over a billion dollars for 2014 is a forward looking estimate which includes the R&D spending of Forest from the anticipated closing date of the acquisition, coupled with the full year spend of Actavis plc. This disclosure had previously been made to investors. The materials were filed with the Securities and Exchange Commission on Form 8-K on February 18, 2014. In addition, we also refer you to the Actavis plc unaudited pro forma financial statements included on Form S-4 as filed with the Securities and Exchange Commission on May 2, 2014, whereby pro forma R&D spending for the twelve months ended December 31, 2013 totaled $1.7 billion.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the foregoing, please call Todd Joyce at (862) 261-7000.

Sincerely,

/s/ R. Todd Joyce

R. Todd Joyce

Chief Financial Officer - Global